SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

CURRENT REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 1-1511

FEDERAL-MOGUL CORPORATION

401(k) INVESTMENT PROGRAM

26555 Northwestern Highway

Southfield, MI 48034

(248) 354-7700

The Plan holds shares of common stock (without par value) of

Federal-Mogul Corporation

FEDERAL-MOGUL CORPORATION

401(k) INVESTMENT PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Programs Committee

Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation 401(k) Investment Program as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan

June 26, 2006

Federal-Mogul Corporation

401(k) Investment Program

Statement of Net Assets Available for Plan Benefits

	December 31
	2005	2004
Assets
Receivables:
Participant loans	$6,556,325	$6,308,034
Company contributions	117,354	124,656
Participant contributions	615,848	649,253
Participant loan interest	14,040	12,970

Total receivables	7,303,567	7,094,913
Investments in Master Trust (See Note 7)	352,435,999	330,514,845

Total assets	$359,739,566	$337,609,758

Liabilities
Forfeited accounts owed to the Company (See Note 1)	3,175	65,775

Net assets available for plan benefits	$359,736,391	$337,543,983

See notes to financial statements

Federal-Mogul Corporation

401(k) Investment Program

Statement of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31
	2005	2004
Additions
Dividends and interest	$14,140,084	$11,471,463
Participant contributions	23,313,648	21,782,784
Company contributions	4,092,803	3,974,685

Total additions	41,546,535	37,228,932
Deductions
Benefits paid to participants	27,587,819	20,515,720
Administrative expenses	37,049	37,283
Portion of Company contribution account forfeited upon withdrawal of members (see Note 1)	88,812	68,049

Total deductions	27,713,680	20,621,052
Net realized/unrealized appreciation in fair value of investments in Master Trust (See Note 7)	8,171,069	15,433,105
Transfer from other Company investment program	188,484	526,184

Net increase	22,192,408	32,567,169
Net assets available for plan benefits at beginning of year	337,543,983	304,976,814

Net assets available for plan benefits at end of year	$359,736,391	$337,543,983

See notes to financial statements

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2005

1.	Description of the Plan

Federal-Mogul Corporation (the “Company”) sponsors the Federal-Mogul Corporation 401(k) Investment Program (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which provides eligible salaried employees of the Company with a program for making voluntary pre-tax and after-tax contributions. All domestic salaried employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Fiduciary Counselors Inc., as the independent fiduciary, manages the Plan’s investment in the Federal-Mogul Corporation Common Stock (“Common Stock”). In its role as an independent fiduciary, Fiduciary Counselors Inc. has the authority to continue, restrict, or terminate the investment of Common Stock within the Plan.

On October 1, 2001, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan. There is substantial doubt about the ability of the Company to continue as a going concern.

Master Trust

The Plan invests in a master trust. The Plan’s assets are administered under the terms of the master trust agreement (the “Master Trust”) between the Company and Fidelity Management Trust Company (the “Trustee”). The agreement provides, among other things, that the Trustee safekeeps all investments, and keeps account for all investments, receipts, disbursements, benefit payments, and other transactions.

Contributions & Vesting

Upon employment, employees are immediately eligible to participate in the Plan. Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on years of vesting service as follows:

Years of Vesting Service	% of Vesting in Company Contribution
1	0%
2	25%
3	50%
4	75%
5	100%

Full vesting also occurs upon death, total and permanent disability, or retirement at designated ages. In addition, special-vesting provisions will become effective if the Plan is determined to be “top-heavy,” pursuant to the Internal Revenue Code.

The Company matching contribution is equal to 25% on the first 8% of eligible compensation, based on employee pretax and aftertax contributions to the Plan.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2005

1.	Description of the Plan (continued)

Forfeitures

Company contributions which are not vested at the time of a participant’s withdrawal from the Plan are forfeited and are applied as a reduction of future Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeitures is re-credited to his/her account in the reinstatement year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided not in excess of the participant’s vested account balance. Administrative expenses related to loan administration, disbursements, sale of Common Stock, or participation in the Brokerage Account are paid directly from the corresponding participant’s Plan account.

Investment Options

The Plan provides for 34 investment options which includes the following funds:

•	Fidelity Asset Manager Fund

•	Fidelity Asset Manager: Growth Fund

•	Fidelity Asset Manager: Income Fund

•	Stable Value Fund

•	PIMCO Total Return Bond Fund

•	Fidelity Low-Priced Stock Fund

•	Fidelity Dividend Growth Fund

•	Fidelity Mid-Cap Stock Fund

•	Fidelity Diversified International Fund

•	Fidelity U.S. Bond Index Fund

•	PIMCO Foreign Bond Fund

•	Spartan U.S. Equity Index Fund

•	Dreyfus Small Cap Stock Index Fund

•	Columbia Acorn Fund – Class Z

•	T. Rowe Price Mid-Cap Growth Fund

•	The Oakmark Select Fund

•	Dodge & Cox Stock Fund

•	Royce Opportunity Fund

•	AMCAP Fund – Class R4

•	Dreyfus Mid-Cap Index Fund

•	Spartan International Index Fund

•	Dimensional Emerging Markets Fund

•	Fidelity Freedom Fund

•	Fidelity Freedom 2000 Fund

•	Fidelity Freedom 2005 Fund

•	Fidelity Freedom 2010 Fund

•	Fidelity Freedom 2015 Fund

•	Fidelity Freedom 2020 Fund

•	Fidelity Freedom 2025 Fund

•	Fidelity Freedom 2030 Fund

•	Fidelity Freedom 2035 Fund

•	Fidelity Freedom 2040 Fund

•	Federal-Mogul Corporation Common Stock (closed to new investments)

•	Brokerage Account

Employees are no longer permitted to make additional investments in Federal-Mogul Corporation Common Stock.

Participant Loans

The Plan allows participants to borrow from their account under certain plan conditions. The maximum amount of a participant’s borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant’s vested account balance or 90% of the participant’s employee contribution accounts. No borrowings shall be permitted for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, total and permanent disability, termination of employment (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant’s accounts will be distributed to the participant or the participant’s beneficiary in either a lump-sum distribution, or periodic installments.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2005

2.	Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.

Investment Valuation and Income Recognition

Assets in all investment funds, except the Stable Value Fund, are valued at quoted market prices. The Stable Value Fund has both investments in investment contracts and investments in a commingled pool. The investments in investment contracts are stated at contract value, which approximates fair value.

The Managed Income Portfolio II commingled pool, managed by Fidelity Management Trust Company, intends to maintain a stable net asset value of $1.00 per unit. The portfolio is valued daily at fair value as determined by the fund manager. To achieve its investment objective, the Portfolio may invest in short-term and long-term investment contracts issued by insurance companies (GICs), some of which may be indexed or include index-structured maturities; investment contracts issued by commercial banks (BICs); synthetic investment contracts, comprising of underlying assets (typically fixed-income securities or bond funds) and ‘wrapper’ contract issued by a third-party; and cash-equivalents. Investments in GICs, BICs and synthetic investment contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with synthetic investment contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If the fund manager becomes aware of an event that has occurred which affects the portfolio’s value, an adjustment is recorded. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in the operation of the Plan are paid by the Plan unless paid by the Company or the Participants. No expenses are paid from the trust unless such payment is permitted by law. Participants may incur administrative expenses related to loan administration, disbursements, sale of Federal-Mogul Corporation Common Stock, or participation in the Brokerage Account. Administrative expenses related to these transactions are paid directly from the corresponding participant’s Plan account.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2005

3.	Party-In-Interest Transaction

Fees incurred for legal and other services rendered by parties-in-interest were paid by the Company on behalf of the Plan.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The Funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the future and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available benefits

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2005

7.	Investments in Master Trust

The Plan’s investments were held by the Master Trust administered by the Trustee, at December 31, 2005 and 2004. The Plan held approximately a 59% and a 58% share in the Master Trust at December 31, 2005 and 2004, respectively.

The fair value of net assets of the Master Trust were as follows:

	December 31, 2005	December 31, 2004
Assets
Receivables:
Participant loans	$17,666,024	$17,107,757
Company contributions	272,973	226,014
Participant contributions	799,076	843,915
Participant loan interest	24,983	22,811

Total receivables	18,763,056	18,200,497
Investments:
Fidelity Asset Manager Fund	—	2,022,824
Fidelity Asset Manager: Growth Fund	—	1,313,406
Fidelity Asset Manager: Income Fund	—	4,330,904
Stable Value Fund	192,794,909	191,212,615
PIMCO Total Return Bond Fund	77,497,562	77,960,172
Fidelity Low-Priced Stock Fund	57,435,120	54,225,740
Fidelity Dividend Growth Fund	107,601,383	113,194,374
Fidelity Mid-Cap Stock Fund	44,804,135	41,098,994
Fidelity Diversified International Fund	37,271,878	30,564,549
Fidelity U.S. Bond Index Fund	2,603,451	2,412,689
PIMCO Foreign Bond Fund	1,061,463	550,013
Spartan U.S. Equity Index Fund	2,655,664	2,123,764
Dreyfus Small Cap Stock Index Fund	1,485,506	1,100,135
Columbia Acorn Fund - Class Z	6,767,628	4,474,482
T. Rowe Price Mid-Cap Growth Fund	5,229,422	3,475,463
The Oakmark Select Fund	4,559,823	3,984,273
Dodge & Cox Stock Fund	13,018,952	8,710,525
Royce Opportunity Fund	4,178,864	4,564,421
AMCAP Fund - Class R4	2,702,552	2,168,960
Dreyfus Mid Cap Index Fund	2,422,953	1,434,221
Spartan International Index Fund	614,217	451,175
Dimensional Emerging Markets	5,615,089	2,209,641
Fidelity Freedom Income Fund	156,205	—
Fidelity Freedom 2000 Fund	273,544	—
Fidelity Freedom 2005 Fund	259,233	—
Fidelity Freedom 2010 Fund	2,114,002	—
Fidelity Freedom 2015 Fund	2,024,228	—
Fidelity Freedom 2020 Fund	2,289,551	—
Fidelity Freedom 2025 Fund	2,438,836	—
Fidelity Freedom 2030 Fund	1,846,733	—
Fidelity Freedom 2035 Fund	1,644,194	—
Fidelity Freedom 2040 Fund	2,690,347	—
Federal-Mogul Corporation Common Stock	2,030,060	2,234,598
Brokerage Account	6,069,820	5,653,281

Total investments of the Master Trust	594,157,324	561,471,219

Total assets of the Master Trust	612,920,380	579,671,716
Liabilities
Forfeited accounts owed to the Company	49,047	389,653

Total net assets of the Master Trust	$612,871,333	$579,282,063

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2005

7.	Investments in Master Trust (continued)

During the years ended December 31, 2005 and 2004, the Master Trust had net investment income of $24,154,466 and $20,309,163, respectively, and had net realized and unrealized appreciation in the fair value of investments of $12,660,432 and $24,114,503, respectively, as follows:

	Net Investment Income for the Year Ended December 31, 2005	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value for the Year Ended December 31, 2005
Fidelity Asset Manager Fund	$—	$(24,936)
Fidelity Asset Manager: Growth Fund	—	(26,836)
Fidelity Asset Manager: Income Fund	—	(31,413)
Stable Value Fund	8,553,559	—
PIMCO Total Return Bond Fund	3,274,502	(1,254,133)
Fidelity Low-Priced Stock Fund	3,877,671	737,478
Fidelity Dividend Growth Fund	2,553,520	916,721
Fidelity Mid-Cap Stock Fund	1,058,599	5,162,744
Fidelity Diversified International Fund	1,118,786	4,300,955
Fidelity U.S. Bond Index Fund	112,691	(57,493)
PIMCO Foreign Bond Fund	59,392	(13,845)
Spartan U.S. Equity Index Fund	42,730	71,540
Dreyfus Small Cap Stock Index Fund	24,068	77,775
Columbia Acorn Fund - Class Z	376,280	331,340
T. Rowe Price Mid-Cap Growth Fund	287,002	336,155
The Oakmark Select Fund	267,270	(51,960)
Dodge & Cox Stock Fund	443,562	621,999
Royce Opportunity Fund	510,633	(320,158)
AMCAP Fund - Class R4	66,124	100,951
Dreyfus Mid Cap Index Fund	114,761	110,937
Spartan International Index Fund	10,949	58,393
Dimensional Emerging Markets Fund	122,864	922,688
Fidelity Freedom Income Fund	3,134	1,284
Fidelity Freedom 2000 Fund	7,224	3,712
Fidelity Freedom 2005 Fund	7,432	14,264
Fidelity Freedom 2010 Fund	49,787	62,925
Fidelity Freedom 2015 Fund	43,487	109,148
Fidelity Freedom 2020 Fund	45,822	122,519
Fidelity Freedom 2025 Fund	46,508	152,293
Fidelity Freedom 2030 Fund	32,667	112,406
Fidelity Freedom 2035 Fund	30,628	112,819
Fidelity Freedom 2040 Fund	52,368	186,089
Federal-Mogul Corporation Common Stock	144	60,451
Brokerage Account	—	(246,380)

	23,194,164	12,660,432
Participant loans	960,302	—

	$24,154,466	$12,660,432

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2005

7.	Investments in Master Trust (continued)

	Net Investment Income for the Year Ended December 31, 2004	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value for the Year Ended December 31, 2004
Fidelity Asset Manager Fund	$43,302	$60,432
Fidelity Asset Manager: Growth Fund	27,685	44,563
Fidelity Asset Manager: Income Fund	67,190	151,255
Stable Value Fund	9,367,627	—
PIMCO Total Return Bond Fund	3,942,436	(279,116)
Fidelity Low-Priced Stock Fund	2,828,934	6,961,570
Fidelity Dividend Growth Fund	1,551,883	4,789,781
Fidelity Mid-Cap Stock Fund	124,472	3,298,741
Fidelity Diversified International Fund	221,990	4,707,711
Fidelity U.S. Bond Index Fund	103,533	(9,848)
PIMCO Foreign Bond Fund	26,656	2,141
Spartan U.S. Equity Index Fund	35,053	160,197
Dreyfus Small Cap Stock Index Fund	31,163	121,628
Columbia Acorn Fund - Class Z	147,056	476,886
T. Rowe Price Mid-Cap Growth Fund	60,929	419,181
The Oakmark Select Fund	29,173	312,373
Dodge & Cox Stock Fund	311,472	875,902
Royce Opportunity Fund	289,121	259,719
AMCAP Fund - Class R4	15,408	149,715
Dreyfus Mid Cap Index Fund	47,173	129,726
Spartan International Index Fund	8,560	52,892
GMO Emerging Countries Fund	100,857	(218,061)
Dimensional Emerging Markets Fund	20,729	432,672
Federal-Mogul Corporation Common Stock	—	889,380
Brokerage Account	—	325,063

	19,402,402	24,114,503
Participant loans	906,761	—

	$20,309,163	$24,114,503

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2005

7.	Investments in Master Trust (continued)

The changes in the fair value of net assets of the Master Trust, for the years ended December 31, 2005 and 2004 are summarized as follows:

	Years Ended December 31
	2005	2004
Additions
Dividends and interest	$24,154,466	$20,309,163
Participant contributions	36,498,153	35,529,933
Company contributions	10,181,803	10,306,117

Total additions	70,834,422	66,145,213
Deductions
Benefits paid to participants	49,385,042	41,201,904
Administrative expenses	149,769	140,013
Portion of Company contribution account forfeited upon withdrawal of members	370,773	393,933

Total deductions	49,905,584	41,735,850
Net realized/unrealized appreciation in fair value of investments	12,660,432	24,114,503

Net increase	33,589,270	48,523,866
Net assets available for plan benefits at beginning of year	579,282,063	530,758,197

Net assets of Master Trust at end of year	$612,871,333	$579,282,063

On June 4, 2004, the Third Amended Joint Plan of Reorganization (the “Plan of Reorganization”) for the Company and the other U.S. and U.K. Debtors was filed with the Bankruptcy Court. The Plan of Reorganization was jointly proposed by the Company, the Unsecured Creditors Committee, the Asbestos Claimants Committee, the Future Asbestos Claimants Representative, the Agent for the Prepetition Bank Lenders and the Equity Security Holders Committee (collectively referred to as the “Plan Proponents”).

The Plan of Reorganization provides that asbestos personal injury claimants, both present and future, will be permanently channeled to a trust or series of trusts established pursuant to Section 524(g) of the Bankruptcy Code, thereby protecting Federal-Mogul and its affiliates in the Chapter 11 Cases from existing and future asbestos liability. Although certain issues remain to be resolved, the Plan of Reorganization provides that all currently outstanding stock of Federal-Mogul will be cancelled, and 50.1% of newly authorized and issued common stock of reorganized Federal-Mogul will be distributed to the asbestos trusts, and 49.9% of the newly authorized and issued common stock will be distributed pro rata to the noteholders. The holders of currently outstanding common stock of Federal-Mogul will receive warrants that may be used to purchase shares of reorganized Federal-Mogul at a predetermined exercise price.

Federal-Mogul Corporation

401(k) Investment Program

EIN: 38-0533580 Plan Number 140

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

The following is a Schedule of Assets Held outside of the Master Trust:

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Interest, Collateral, Par or Maturity Value	Current Value
Participants	Loans at various terms and interest rates	$6,556,325

		$6,556,325

There were no investment assets reportable as acquired and disposed of during the year.